FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on April 24, 2012

Tel Aviv, April 24, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") announced today that it drew down $5 million from the credit line made available to it by Silicon Valley Bank (the "Bank") in the aggregate amount of $30 million. As of the date of this report, the Company's cash balance (not including consolidated companies) is approximately $28 million. The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by the Company and new companies and to finance its ongoing operations. The credit line's main terms were set forth in the Company's announcements on September 27, 2011 and November 9, 2011 and are incorporated by reference thereto.

Pursuant to its terms, upon utilizing the credit line, the Company pledged 1,130,000 shares of  Given Imaging Ltd. ("Given") directly held by it, representing approximately 3.7% of Given's share capital, in favor of the Bank. Based on Given's share price on the date of this report, and subject to possible changes thereto, the amount of the pledged shares will allow the Company to utilize an additional amount of up to approximately $2.3 million out of the credit line, without increasing the amount of the pledged shares, if it should see fit to utilize an additional amount.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 25, 2012